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Form 425

Filed by Alaska Communications Systems Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alaska Communications Systems Group, Inc.
Commission File No. 000-28167

Alaska Communications Systems Group, Inc.
Registration Statement on Form S-1
Registration No. 333-114378
Registration Statement on Form S-4
Registration No. 333-114380

The following press release was issued on April 12, 2004 by Alaska Communications Systems Group, Inc.

For more information, contact:

Alaska Communications Systems	the blueshirt group
David Wilson	Chris Danne, Rakesh Mehta
Chief Financial Officer	(415) 217-7722
(907) 297-3000	chris@blueshirtgroup.com
rakesh@blueshirtgroup.com

ALASKA COMMUNICATIONS SYSTEMS FILES FOR INITIAL
PUBLIC OFFERING OF INCOME DEPOSIT SECURITIES AND
PUBLIC OFFERING OF SENIOR SUBORDINATED NOTES

Proposes Reclassification of Outstanding Common Stock
Into Combination of Cash and New Class B Common Stock

        ANCHORAGE, Alaska—April 12, 2004—Alaska Communications Systems Group, Inc. (ACS) (Nasdaq: ALSK) today announced that it has filed a registration statement with the Securities and Exchange Commission (SEC) for the initial public offering of its Income Deposit Securities (IDS) and a separate offering of its senior subordinated notes. An IDS is a unit containing one share of new class A common stock of ACS and a fixed principal amount of senior subordinated notes of ACS. The senior subordinated notes to be sold in the separate offering will be identical to those senior subordinated notes included in the IDSs.

        ACS plans to use the net proceeds of the proposed offerings, together with available cash, to refinance certain outstanding indebtedness and to finance the cash portion of a proposed reclassification of all of ACS's outstanding common stock prior to these offerings, including shares held by affiliates of Fox Paine & Company, LLC, its majority shareholders, into a combination of cash and shares of new class B common stock of ACS. All remaining shares of class B common stock issued in the reclassification will be subject to redemption with the net proceeds of any exercise of the option granted by ACS to the underwriters to purchase additional IDSs from ACS to satisfy overallotments from the initial public offering. All remaining shares of the class B common stock not so redeemed will be exchanged into IDSs, in specified portions and subject to certain conditions, on the 12th day following the completion of the reclassification and on the second anniversary of the reclassification.

        The completion of the proposed offerings and reclassification is subject to a number of conditions, including the approval of the reclassification by the holders of a majority of ACS's outstanding common stock.

        Citigroup Global Markets Inc., CIBC World Markets Corp. and J.P. Morgan Securities Inc. will serve as lead underwriters and joint book-running managers. Banc of America Securities LLC and RBC Capital Markets Corporation will serve as lead managers for the offerings.

        Liane Pelletier, Chair, CEO and President of ACS, commented: "We are pursuing these offerings as we believe that they will improve our overall financial flexibility by increasing our access to capital and strengthening our balance sheet while providing increased value to our existing shareholders. Additionally, we hope to expand our equity investor base through these offerings. We expect the reclassification and the offerings will support our long term strategic and operating plans."

        In connection with the proposed reclassification of ACS's existing common stock, ACS has filed a preliminary information statement/prospectus, included in a registration statement on Form S-4, with the SEC. SECURITY HOLDERS ARE ADVISED TO READ THE INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

        Security holders may obtain a free copy of the final information statement/prospectus (when available) and other documents filed by ACS with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the information statement/prospectus, once available, can also be obtained from ACS at 600 Telephone Avenue, Anchorage, Alaska 99503, Attention: Investor Relations.

        Registration statements relating to the IDSs, including the underlying class A common stock and senior subordinated notes, to be issued in the initial public offering, the separate senior subordinated notes to be issued in the separate public offering, and the class B common stock to be issued in the reclassification have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statements becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

        Free copies of the prospectus relating to the offerings, once available, can also be obtained from Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, CIBC World Markets Corp. at 417 Fifth Avenue, New York, New York 10016 and J.P. Morgan Securities Inc. at 277 Park Avenue, 9th Floor, New York, New York 10172.

        About ACS—ACS is the leading integrated communications provider in Alaska, offering local telephone service, wireless, long distance, data, and Internet services to business and residential customers throughout Alaska. ACS currently serves approximately 314,000 access lines, 87,000 cellular customers, 43,000 long distance customers and 46,000 Internet customers throughout Alaska.

        In addition to historical information, this release includes forward-looking statements, estimates and projections that are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of ACS. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: rapid technological developments and changes in the telecommunications industries; ongoing deregulation in the telecommunications industry as a result of the Telecommunications Act of 1996 and other similar federal and state legislation and the federal and state rules and regulations enacted pursuant to that legislation; regulatory limitations on ACS's ability to change its pricing for communications services; the possible future unavailability of SFAS No. 71 to ACS's wireline subsidiaries; and possible changes in the demand for ACS's products and services. In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) changes in general industry and market conditions and growth rates; changes in interest rates or other general national, regional or local economic conditions; governmental and public policy changes; changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States of America; and the continued availability of financing in the amounts, at the terms and on the conditions necessary to support ACS's future business. These and other uncertainties related to ACS's business are described in greater detail in ACS's Annual Report on Form 10-K for the year ended December 31, 2003. The information contained in this release is as of April 9, 2004. ACS undertakes no obligation to update or revise any of this information whether as a result of new information, future events or developments, or otherwise.

Newsbreak to All Employees
April 12, 2004

Dear ACS Employee:

        You may read about a financial recapitalization we are proposing to undertake. With this note, I'll attempt to answer any questions you may have about the potential transaction.

        The proposed recapitalization will have no impact on the daily operations of ACS. The recapitalization is strictly a financial event. This is supportive of the strategic and operational plans that have been communicated to you in recent weeks. The message you can pass on to customers or business associates is that it is business as usual at ACS with our focus squarely on the customer.

        This is an important and natural step for the company. In a nutshell, we expect it will result in a strengthened balance sheet and a more diverse shareholder base. It provides an excellent opportunity to return the company to a wider public ownership.

        We will continue to keep you informed as events unfold and further developments related to the proposed recapitalization become available. Meanwhile, you can find a copy of our public announcement on the company investor site at www.alsk.com.

Liane Pelletier
Chair, CEO and President, ACS

        In connection with the proposed reclassification of ACS's existing common stock, ACS has filed a preliminary information statement/prospectus, included in a registration statement on Form S-4, with the SEC. SECURITY HOLDERS ARE ADVISED TO READ THE INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

        Registration statements relating to the IDSs, including the underlying class A common stock and senior subordinated notes, to be issued in the initial public offering, the separate senior subordinated notes to be issued in the separate public offering, and the class B common stock to be issued in the reclassification have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statements becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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ALASKA COMMUNICATIONS SYSTEMS FILES FOR INITIAL PUBLIC OFFERING OF INCOME DEPOSIT SECURITIES AND PUBLIC OFFERING OF SENIOR SUBORDINATED NOTES Proposes Reclassification of Outstanding Common Stock Into Combination of Cash and New Class B Common Stock